Exhibit 99

CONTACT:
Genesis Lease Limited	KCSA Worldwide
Alan Jenkins	Jeffrey Goldberger / Marybeth Csaby
Chief Financial Officer	Managing Partner / Vice President
+353 61 233 300	+1-212-896-1249 / 1236
alan.jenkins@genesislease.com	jgoldberger@kcsa.com / mcsaby@kcsa.com
Genesis Lease Reduces Capacity Under Revolving Credit Facility
Shannon, Ireland, September 23, 2009, — Following the announcement on September 18, 2009 of the planned merger between Genesis Lease Limited (NYSE: GLS) and AerCap Holdings N.V. (NYSE: AER), Genesis today announced that it will reduce the maximum available borrowing capacity under its $1 billion revolving credit facility to $200 million, effective from October 7, 2009. Genesis can make borrowings under the revolving credit facility until April 5, 2010, but commitment fees on the undrawn portion of the facility will increase from 0.50% to 0.75% per annum on September 30, 2009.
Genesis expects to recognize a non-cash charge of $7.7 million in the third quarter of 2009 as a result of the accelerated amortization of deferred financing costs on this facility.
“The revolving feature of our credit facility expires in just over 6 months and this reduction will realize significant savings on commitment fees while maintaining an appropriate level of capacity for Genesis. Equally, the combined company will have substantial financing capacity through AerCap’s $1 billion revolving credit facility, which can be drawn upon through May 2011 and matures in April 2014” said Alan Jenkins, Chief Financial Officer of Genesis.
The proposed merger of AerCap and Genesis is subject to approval by Genesis shareholders, satisfaction of customary closing conditions and receipt of any necessary regulatory approvals. The transaction is expected to close in the fourth quarter of 2009.
GLS-F
About Genesis Lease Limited
Genesis Lease Limited is a global commercial aircraft leasing company that is headquartered in Shannon, Ireland. Genesis acquires and leases modern, operationally efficient passenger and cargo jet aircraft to a diverse group of airlines throughout the world.
Genesis’ common shares, in the form of American Depositary Shares, are listed on the New York Stock Exchange under the symbol “GLS.”
Caution Concerning Forward-Looking Statements
This press release includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to our plans, objectives, expectations and intentions and other statements contained in this release that are not historical facts as well as statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.
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